Deloitte LLP 410 West Georgia Street Vancouver BC V6B 0S7 Canada Tel : 604-669-4466 Fax : 778-374-0496 www.deloitte.ca May 15, 2026 To: British Columbia Securities Commission Alberta Securities Commission Autorité des marchés financiers Financial and Consumers Affairs Authority of Saskatchewan Financial and Consumer Services Commission of New Brunswick Manitoba Securities Commission Nova Scotia Securities Commission Office of the Superintendent of Securities, Service NL Ontario Securities Commission Superintendent of Securities, Department of Justice and Public Safety, Prince Edward Island Dear Sirs/Mesdames: RE: Notice of Change of Auditor – Westport Fuel Systems Inc. (the “Company”) As required by subparagraph (6)(a)(ii) of section 4.11 of National Instrument 51-102, we have reviewed the change of auditor notice of the Company dated May 8, 2026 (the “Notice”) and, based on our knowledge of such information at this time, we agree with statements 2 and 3 as it relates to Deloitte LLP, and we have no basis to agree or disagree with statements 1, 4 and 5 contained in the Notice. Yours truly, /s/ Deloitte LLP Chartered Professional Accountants